STATEMENT OF FINANCIAL CONDITION

Fortress Capital Formation LLC
(A Delaware Limited Liability Company)
December 31, 2025
With Report of Independent Registered Public Accounting Firm

Fortress Capital Formation LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2025

Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68449

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fortress Capital Formation LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas, 45th Floor
(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Fishman	212-478-4084	rfishman@fortress.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Werthamer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fortress Capital Formation LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:

Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Governance Body and Member of Fortress Capital Formation LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fortress Capital Formation LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2026

We have served as the Company's auditor since 2020.

Fortress Capital Formation LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2025

Assets

Cash and cash equivalents	$	547,963
Prepaid expenses		85,377
Due from affiliate, net		163,602
Total assets	$	796,942

Liabilities and member's equity
Liabilities

Accrued liabilities	$	240,913
Income tax payable		6,732
Total liabilities		247,645

Commitments and Contingencies (see Note 7)

Member's equity

Paid-in capital		535,504
Retained earnings		13,793
Total member's equity		549,297
Total liabilities and member's equity	$	796,942

See accompanying notes to Statement of Financial Condition.

Fortress Capital Formation LLC
(A Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2025

1. Organization

Fortress Capital Formation LLC (the Company), a Delaware limited liability company and a wholly owned subsidiary of Fortress Operating Entity I LP (FOE I), was formed on June 6, 2008. FOE I initially funded capital in the amount of $2.2 million to the Company on June 15, 2010. FOE I is a wholly-owned indirect subsidiary of Fortress Investment Group LLC (Fortress), a Delaware limited liability company. Fortress raises and manages alternative investment funds.

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), registered on December 21, 2010. The Company acts as a placement agent in offerings of interests in private investment funds and business development companies, managed by affiliated entities. The Company operates two offices, of which are non-OSJ (Office of Supervisory Jurisdiction) branch offices. The Company is a limited liability company whose formation documents allow for an indefinite life.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying Statement of Financial Condition is prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with an original maturity of 90 days or less when purchased to be cash equivalents. As of December 31, 2025, there were no cash equivalents.

Revenue Recognition

Revenue is generated from the rendering of services and is recognized when the services are performed and performance obligations are satisfied. Revenue is comprised of the reimbursement of expenses from related entities plus a percentage mark-up. See Note 5 for further clarification.

Notes to Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

Due To/From Affiliate

Due to/from affiliate balances are presented net as the right of offset is deemed present and is comprised of activity with the same affiliate counterparty. In addition, settlement of the due to/from affiliate balance between the Company and affiliated counterparty occurs on a net basis.

Income Taxes

The Company's income is allocated directly to its sole member and is not subject to a corporate level of taxation. The Company is subject to the New York City unincorporated business tax (UBT) on its earnings based on a statutory rate of 4%. Interest and penalties, if any, are treated as additional taxes. Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position would be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized. The Company has not recorded any liabilities for uncertain tax positions on its Statement of Financial Condition as of December 31, 2025.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fortress Capital Formation LLC
(A Limited Liability Company)

Notes to Statement of Financial Condition (continued)

3. Regulatory Requirements

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the Act) and, as such, must comply with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital (as defined) equal to the greater of $5,000 or 6-2/3 percent of aggregate indebtedness (basic method). As of December 31, 2025, the Company's net capital and excess net capital amounts were $300,318 and $283,808 respectively. The Company was in compliance with such requirements.

4. Related Party Transactions

FOE I, the Company's sole member, funded the initial capital requirements of the Company. Effective November 25, 2025 the Company executed a distribution to FOE I in the amount of $3,750,000.

Company Allocation

The Company receives services from FIG LLC, which provides the use of its employees, facilities and other assets. Expenses incurred by FIG LLC that are directly related to the Company's activities are generally allocated to the Company unless specifically assigned. Compensation is allocated based on headcount and a time utilization methodology to reflect the Company's proportionate share of expense incurred. Other shared costs, such as rent and utilities, are allocated to the Company based on headcount.

The allocation methodology employed was consistently applied in accordance with the expense sharing agreement between the Company and FIG LLC.

4. Related Party Transactions (continued)

Service Agreement

The Company has entered into a service agreement with FIG LLC whereby the Company is reimbursed expenses plus a percentage mark-up.

Due from affiliate, net includes $163,602 due from FIG LLC.

The Company does not charge or pay interest to affiliates on outstanding receivable and payable balances.

5. Concentration of Credit Risk

The Company maintains its cash and cash equivalents with one financial institution, which at times may exceed federal insured limits.

6. Fair Value of Financial Instruments

The Company's financial instruments, primarily cash and due from affiliate, net, are recorded at contractual amounts due or amortized cost. The carrying value of these assets approximates fair value since they are liquid, short-term in nature and contain minimal credit risk. Cash and due from affiliate, net, if measured at fair value, would have a fair value hierarchy level designation of Level 1 and Level 2, respectively.

7. Commitments and Contingencies

The Company is, from time to time, involved in legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such proceedings and litigation is not expected to have a material effect on the Company's Statement of Financial Condition.

8. Single Segment Reporting

The Company is engaged in a single line of business and acts as a placement agent in offerings of interests in private investment funds and portfolio companies managed by affiliated entities. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

9. Subsequent Events

The Company has evaluated subsequent events through February 27, 2026, the date as of which this Statement of Financial Condition is available to be issued and has determined that there are no subsequent events, occurring during such period that would require recognition or disclosure in this financial statement.